Exhibit 15

January 11, 2019

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in this Registration Statement (Form F-3) and related Prospectus of Nomura Holdings, Inc. for the registration of senior debt securities of our report dated December 14, 2018 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. as of September 30, 2018, and the related unaudited consolidated statements of income and comprehensive income for the three-month and six-month periods ended September 30, 2018 and 2017, and the unaudited consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2018 and 2017 that is included in its Form 6-K dated December 14, 2018.

/s/ Ernst & Young ShinNihon LLC